                             MATERIAL CHANGE REPORT


        ITEM 1.  REPORTING ISSUER

        The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

        ITEM 2.  DATE OF MATERIAL CHANGE

        May 8 and May 12, 2003.

        ITEM 3.  PRESS RELEASE

        Press releases were issued by Kinross in Toronto on May 8 and 12, 2003 with respect to the material changes and filed via SEDAR.

        ITEM 4.  SUMMARY OF MATERIAL CHANGE

        On May 8, 2003, Kinross announced the Company's first quarter financial results for the period ended March 31, 2003 and on May 12, 2003 Kinross announced the implementation of a restructuring plan for its Lupin Mine in Nunavut.

        ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

        See attached press releases dated May 8 and May 12, 2003.

        ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

        N/A

        ITEM 7.  OMITTED INFORMATION

        N/A

        ITEM 8.  SENIOR OFFICER

                 Ms. Shelley M. Riley
                 Corporate Secretary
                 Telephone: (416) 365-5198
                 Facsimile: (416) 365-0237

        ITEM 9.  STATEMENT OF SENIOR OFFICER

                 The foregoing accurately discloses the material change referred to herein.


        DATED at Toronto this 13th day of May, 2003.


                                    KINROSS GOLD CORPORATION


                                             PER: Shelley M. Riley
                                                  ----------------
                                                  Shelley M. Riley
                                                  Corporate Secretary

[LOGO] KINROSS
       GOLD CORPORATION


                               PRESS RELEASE                         May 8, 2003


Toronto, Ontario - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross") announced today the results for the three months ended March 31, 2003 are as follows:

All results are expressed in United States dollars unless otherwise stated. All per share information has been adjusted to give retroactive effect for the three for one consolidation of the common shares, which was completed on January 31, 2003. Accordingly, loss per share for the three months ended March 31, 2002 has been adjusted to give retroactive impact of the share consolidation. The combination with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") was accounted for as a purchase with an effective date of January 31, 2003. Accordingly, the first quarter financial statements and gold equivalent production statistics reflect operating results for the acquired properties for the months of February and March 2003 only.

FIRST QUARTER

Kinross' attributable gold equivalent production was 335,891 ounces in the first quarter of 2003, an increase of 49% when compared to 225,302 ounces in 2002. Average total cash costs per attributable gold equivalent ounce were $238 in the first quarter of 2003, compared to $197 in 2002. Had the combination taken effect on December 31, 2002, Kinross' pro-forma attributable gold equivalent production would have been 427,813 ounces in the first quarter of 2003 at total cash costs of $231 per gold equivalent ounce. Although the first quarter operating results are disappointing, significant improvements have already been achieved in the second quarter and are expected to improve further as the year unfolds, as described in the Operations sections of this press release. With the transitional quarter for the combination behind us, Kinross now expects to produce approximately 1.7 million gold equivalent ounces in 2003 at total cash costs in the range of $215 to $220 per ounce. This equates to a twelve-month pro-forma production rate of approximately 1.8 million gold equivalent ounces when the January 2003 production from the components of the combination is included. Cash flow provided from operating activities in the first quarter of 2003 was $19.0 million, compared to $19.9 million in 2002. Cash flow provided from operating activities was affected by higher gold equivalent production as a result of the business combination with TVX and Echo Bay, offset by higher total unit cash costs per equivalent ounce of gold produced and the payment of $5.6 million of deal costs accrued in 2002. The net loss for the first quarter of 2003 was $11.2 million, or $0.05 per share that compares to a net loss of $7.9 million or $0.09 per share in 2002.

MERGERS AND ACQUISITIONS

TVX , ECHO BAY AND THE PURCHASE OF NEWMONT MINING CORPORATION'S INTEREST IN THE TVX NEWMONT AMERICAS JOINT VENTURE

On June 10, 2002, Kinross, TVX and Echo Bay entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the CANADA BUSINESS CORPORATIONS ACT ("CBCA") on January 31, 2003.

Also on June 10, 2002, TVX and a subsidiary of TVX entered into two agreements, with a subsidiary of Newmont Mining Corporation ("Newmont"). TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million on January 31, 2003. This transaction closed immediately prior to the combination and Kinross advanced TVX $94.5 million of cash to close this transaction. Therefore, the preliminary allocation of the purchase consideration is based on the fair values of the assets and liabilities of TVX including the acquisition of the 50% non-controlling interest in the TVX Newmont J/V.

TVX amalgamated with a newly formed, wholly owned subsidiary of Kinross on January 31, 2003, and each holder of TVX common shares received 2.1667 common shares of Kinross. Shareholders of Echo Bay (other than Kinross) received 0.1733 common shares of Kinross for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of Kinross' common shares that was completed on January 31, 2003 prior to the arrangement.

Kinross issued 177.8 million common shares to the shareholders of Echo Bay (other than itself) and TVX with an aggregate fair value of $1,269.8 million with respect to the TVX and Echo Bay acquisitions.

Since the transaction closed on January 31, 2003, all revenue, costs and production data reported in the first quarter reflects Kinross' share for the months of February and March of 2003.

The acquisitions are being accounted for using the purchase method of accounting in accordance with both section 1581 "Business Combinations", of the CICA Handbook for the purposes of Canadian generally accepted accounting principles ("CDN GAAP") and Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay assets acquired and liabilities assumed were recorded at their fair values as of the effective date of the combination. The excess of the purchase price over such fair value was recorded as goodwill. In accordance with Section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook, for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

The goodwill resulting from the preliminary purchase price allocation is $888.6 million. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists, and expects to make that determination in 2004 in accordance with Canadian and U.S. GAAP.

REVENUES

GOLD AND SILVER SALES

Kinross' primary source of revenue is from the sale of its gold production. Kinross sold 330,022 ounces of gold in the first quarter of 2003, compared to 231,673 ounces in 2002. Revenue from gold and silver sales was $117.0 million in the first quarter of 2003 compared to $68.8 million in 2002. Revenue from gold and silver sales in 2003 increased as a result of higher gold sales due to the completion of the combination with TVX and Echo Bay on January 31, 2003. In the first quarter of 2003, Kinross realized $342 per ounce of gold, compared to $295 in 2002. The average London market spot price for gold in the first quarter of 2003 was $352 per ounce compared to $290 in 2002.

                                                                      THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                      2003           2002
                                                                -------------------------------
     Attributable gold equivalent production - ounces               335,891         225,302

     Gold sales - ounces (excluding equity accounted ounces)        330,022         231,673

     Gold sales revenue (millions)                               $    112.4      $     67.0
     Gold deferred revenue realized (millions)                          0.6             1.3
                                                                -------------------------------
     Total gold revenue realized (millions)                      $    113.0      $     68.3
                                                                ===============================

     Average sales price per ounce of gold                       $    340        $    289
     Deferred revenue realized per ounce of gold                 $      2               6
                                                                -------------------------------
     Average realized price per ounce of gold sold               $    342        $    295
                                                                ===============================

     Average spot gold price per ounce                           $    352        $    290

     Silver sales revenue (millions)                             $      4.0      $      0.5

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative quarters. The resulting ratios are 75.6:1 in the first quarter of 2003 and 64.7:1 in 2002.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period. The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

INTEREST AND OTHER INCOME

Kinross invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during the first quarter of 2003 totaled $1.0 million compared to $1.2 million in 2002. Interest and other income in 2003 was comprised of interest of $0.8 million and $0.2 million of joint venture management fees. This compares to 2002 interest of $0.4 million and joint venture management fees of $0.8 million.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $2.1 million in the first quarter of 2003. This compared to a loss of $1.0 million in 2002. The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003. Details on the outstanding written call options at March 31, 2003 are discussed in the section entitled "Commodity Price Risks".

COSTS AND EXPENSES

OPERATIONS - SUMMARY

Gold equivalent production in the first quarter of 2003 (excluding equity accounted ounces) increased by 55% when compared to 2002 production, while operating costs increased by 85%. Consolidated operating costs were $86.7 million in the first quarter of 2003 compared to $46.8 million in 2002. Total cash costs per ounce of gold equivalent were $238 in the first quarter of 2003 compared to $197 in 2002. Total cash costs per ounce of gold equivalent in the first quarter were higher than planned due to higher than planned fuel prices, energy costs, and various operating issues, which are discussed in the section entitled "Operations - Individual Mine Disclosure".


     CONSOLIDATED PRODUCTION COSTS PER                            THREE MONTHS ENDED
     EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION                  MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Cash operating costs                                       $    230      $    191
     Royalties                                                         8             6
                                                               --------------------------
     Total cash costs                                                238           197
                                                               --------------------------
     Reclamation                                                       4             4
     Depreciation, depletion and amortization                         84            94
                                                               --------------------------
     Total production costs                                     $    326      $    295
                                                               ==========================

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.


          RECONCILIATION OF TOTAL CASH COSTS PER
          EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
          (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
          AMOUNTS)
                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                         2003        2002
                                                                     --------------------------

          Operating costs per financial statements                    $    86.7    $    46.8
          Operating costs for attributable production                       3.0          4.0
          Site restoration cost accruals                                   (1.4)        (0.8)
          Change in bullion inventory                                      (8.0)        (4.0)
          Operating costs not related to gold production                   (0.4)        (1.7)
                                                                     --------------------------
          Operating costs for per ounce calculation purposes          $    79.9    $    44.3
                                                                     --------------------------
          Gold equivalent production - ounces                           335,891      225,302
          Total cash costs per equivalent ounce of gold               $     238    $     197

The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Total cash costs per ounce are calculated in accordance with gold industry guidelines. Total cash costs per ounce may not be comparable to similarly titled measures of other companies. Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers. Total cash costs per ounce of gold equivalent increased by 20% during the first quarter of 2003. Details of the individual mine performance are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

OPERATIONS - INDIVIDUAL MINE DISCLOSURE

FORT KNOX MINE (100% OWNERSHIP INTEREST) - USA

The Fort Knox open pit mine consists of the main Fort Knox open pit and the True North open pit located near Fairbanks, Alaska. Gold equivalent production in the first quarter of 2003 was 91,214 ounces compared to 93,160 in 2002. In the first quarter of 2003, total cash costs were $260 per ounce of gold equivalent compared to $256 in 2002. During the first quarter operating costs were $0.7 million below plan at $23.8 million. Total ore production from the Fort Knox and True North open pit mines exceeded budget for the quarter. Ore grade from the Fort Knox open pit mine was over budget and grade from the True North open pit mine was slightly below budget due to short-term alterations in the mining plan. Total waste mining rates for Fort Knox and True North are presently back at planned levels. The reduction in ounces produced for the quarter was due primarily to less than budgeted mill throughput during the quarter due to the processing of hard ore. As at March 31, 2003, more than 300,000 tonnes of ore were stockpiled at the Fort Knox mill ready to be processed. While the budget was adjusted to account for the expected harder ore, the extent of the impact was underestimated. To address this, a number of mill operations initiatives began during the quarter to provide long-term solutions to this problem. In the month of April, mill optimization initiatives resulted in a throughput increase of 8% when compared to the rates in the first quarter of the year. This production rate was achieved while maintaining the planned recovery of 84.8%. Further mill process stream modification should result in mill production rates increasing by an additional 5%. It is anticipated that these initiatives will allow Kinross to process the unusually large ore stockpiles during the second quarter, achieve planned levels of production for the year and produce approximately 410,000 ounces at total cash costs of approximately $230 per ounce.


     RECONCILIATION OF THE FORT KNOX MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                   $    23.8     $    27.9
     Site restoration cost accruals                                  (0.2)         (0.3)
     Change in bullion inventory                                      0.1          (3.8)
                                                               --------------------------
     Operating costs for per ounce calculation purposes         $    23.7     $    23.8
                                                               --------------------------
     Gold equivalent production - ounces                           91,214        93,160
     Total cash costs per equivalent ounce of gold              $     260     $     256

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Capital expenditures at the Fort Knox operations in the first quarter of 2003 were $9.2 million compared to $1.0 million during 2002. The majority of capital expenditures incurred during the first quarter of 2003 were incurred to replace the True North ore haulage fleet and certain mobile mining equipment used at the Fort Knox open pit.

ROUND MOUNTAIN JOINT VENTURE (50% OWNERSHIP INTEREST) - USA

Kinross acquired its ownership interest in the Round Mountain mine, located in Nye County, Nevada, USA upon completion of the combination with Echo Bay on January 31, 2003. Round Mountain is an open pit mine capable of mining and processing 170,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 64,034 ounces at total cash costs of $192 per ounce. During this period, Kinross' share of operating costs were nominally over plan at $14.1 million. Kinross expects that its share of estimated gold equivalent production for 2003 from the Round Mountain mine to be 330,000 ounces at total cash costs of approximately $210 per ounce.

     RECONCILIATION OF THE ROUND MOUNTAIN MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        2003         2002
                                                                   ----------------------------
     Operating costs per financial statements                         $    14.1     $    -
     Site restoration cost accruals                                        (0.3)         -
     Change in bullion inventory                                           (1.5)         -
                                                                   ----------------------------
     Operating costs for per ounce calculation purposes               $    12.3     $    -
                                                                   ----------------------------
     Gold equivalent production - ounces                                 64,034          -
     Total cash costs per equivalent ounce of gold                    $     192     $    -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Round Mountain mine in the first quarter of 2003 was $0.3 million. Kinross estimates its share of capital expenditures to be approximately $7.4 million for 2003. These capital expenditures will be primarily incurred on the expansion of the dedicated leach pad, pit dewatering, and mobile equipment purchases.

PORCUPINE JOINT VENTURE (49% OWNERSHIP INTEREST) - CANADA

On July 1, 2002, Kinross formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district in Timmins, Ontario. The ownership of this unincorporated joint venture is 51% Placer and 49% by Kinross. Placer contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Nighthawk Lake, and Pamour mines, exploration properties in the Porcupine district and the Bell Creek mill.

Kinross' share of gold equivalent production in the first quarter of 2003 was 47,580 ounces compared to 53,476 in 2002. Total cash costs were $257 per ounce of gold equivalent in the first quarter of 2003, compared to $144 in 2002. The first quarter 2002 comparative data represents the results of operations from the Hoyle Pond mine that Kinross owned 100% during the first half of 2002. Production during the first quarter of 2003 was lower due to lower than planned mill throughput as a result of a failure of a secondary screen in the mill. During the first quarter Kinross' share of operating costs were $1.6 million higher than planned at $13.8 million. Operating costs were negatively impacted by a $1.2 million reduction in the amount of in process inventory, higher than planned fuel costs and higher than planned energy costs due to the deregulation of the Ontario energy market.

On March 26, 2003, the joint venture reduced its staff by 43 people. The nearby Pamour mine is expected to commence production, replacing any lost production from the eventual closure of the Dome mine. Kinross expects that its share of estimated gold equivalent production for 2003 from the joint venture will remain at 219,000 ounces at total cash costs of approximately $210 per ounce. The Porcupine operation exceeded budgeted gold production by 18% at lower than expected total cash costs per ounce in March. This positive trend continued in the month of April. Expectations are that the shortfall in production that occurred in the first quarter will be overcome by the end of the second quarter. The current forecast reflects cost savings resulting from reduced labour and electrical power.

     RECONCILIATION OF THE PORCUPINE JOINT VENTURE TOTAL CASH COSTS
     PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL
     STATEMENTS (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                    $   13.8     $    9.0
     Site restoration cost accruals                                  (0.3)        (0.3)
     Change in bullion inventory                                     (1.2)        (0.8)
     Operating costs not related to gold production                     -         (0.2)
                                                               --------------------------
     Operating costs for per ounce calculation purposes          $   12.3     $    7.7
                                                               --------------------------
     Gold equivalent production - ounces                           47,580       53,476
     Total cash costs per equivalent ounce of gold               $    257     $    144

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Porcupine Joint Venture in the first quarter of 2003 was $1.4 million compared to $1.7 million during 2002. The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine and permitting and engineering activities on the Pamour mine

KUBAKA MINE (98.1% OWNERSHIP INTEREST) - RUSSIA

Kinross acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. On December 3, 2002, Kinross entered into purchase agreements with four Russian shareholders (holding in aggregate 44.17% of the shares of Omolon Gold Mining Company ("Omolon"), the Russian joint stock company that owns the Kubaka mine). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including certain transaction costs for these shares. On March 26, 2003 the final of the four transactions closed resulting in Kinross owning 98.1% of Omolon.

Kinross' share of gold equivalent production in the first quarter of 2003 was 30,050 ounces compared to 56,645 in 2002. Total cash costs were $188 per ounce of gold equivalent in the first quarter of 2003, compared to $141 in 2002. During the first quarter Kinross' share of operating costs were $0.1 million higher than planned at $5.7 million. Although per ounce cash costs increased, total operating costs decreased during the first quarter of 2003, as Kinross only processed the low-grade stockpiles. There were no mining activities during the quarter. Kinross will supplement the processing of the low- grade stockpiles with underground ore from the North High Wall, Centre Zone and the North Vein later in 2003. Kinross continues to actively pursue the nearby Birkachan and Tsokol deposits for additional mineralization that will hopefully extend the life of Kubaka into 2005 and beyond. The extension of the Exploration and Mining Licence for the Birkachan deposit was recently signed and it is now valid until 2012. With the Birkachan Licence in place, Omolon will now begin the process of permitting the ore deposit with the production targeted for the first quarter of 2004. The Tsokol deposit is already included within the Kubaka Mining Licence area.

After reflecting the above purchase agreements, estimated gold equivalent production for Kinross from the Kubaka mine in 2003 is 188,000 ounces at total cash costs of approximately $190 per ounce.

     RECONCILIATION OF THE KUBAKA MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                    $    5.7     $    7.0
     Site restoration cost accruals                                  (0.1)        (0.2)
     Change in bullion inventory                                        -          0.9
     Management fees                                                  0.1          0.3
                                                               --------------------------
     Operating costs for per ounce calculation purposes          $    5.7     $    8.0
                                                               --------------------------
     Gold equivalent production - ounces                           30,050       56,645
     Total cash costs per equivalent ounce of gold               $    188     $    141

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Kubaka mine in the first quarter of 2003 were $0.1 million compared to $0.1 million during 2002. Kinross acquired the mining equipment for the underground mining program at Kubaka early in the second quarter and has now commenced mining.

BRASILIA MINE (49% OWNERSHIP INTEREST) - BRAZIL

Kinross acquired its ownership interest in the Brasilia mine, located in the State of Minas Gerais, Brazil upon completion of the combination with TVX on January 31, 2003. Brasilia is an open pit mine capable of mining and milling 55,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 16,958 ounces at total cash costs of $166 per ounce. During this period, Kinross' share of operating costs were $0.3 million higher than planned at $3.6 million. Kinross expects that its share of estimated gold equivalent production for 2003 from the Brasilia mine to be 97,000 ounces at total cash costs of approximately $175 per ounce.


     RECONCILIATION OF THE BRASILIA MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                    $    3.7       $     -
     Site restoration cost accruals                                  (0.1)            -
     Change in bullion inventory                                     (0.8)            -
                                                               --------------------------
     Operating costs for per ounce calculation purposes          $    2.8       $     -
                                                               --------------------------
     Gold equivalent production - ounces                           16,958             -
     Total cash costs per equivalent ounce of gold               $    166       $     -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary". Kinross' share of capital expenditures at the Brasilia mine in the first quarter of 2003 was $0.4 million. Kinross estimates its share of capital expenditures to be approximately $2.0 million for 2003. These capital expenditures will be primarily incurred on constructing an additional lift on the tailings impoundment dam and equipment upgrades.

LA COIPA MINE (50% OWNERSHIP INTEREST) - CHILE

Kinross acquired its ownership interest in the La Coipa mine, located in the Copiapo Province, Chile upon completion of the combination with TVX on January 31, 2003. La Coipa is an open pit mine capable of mining and milling 17,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 23,923 ounces at total cash costs of $244 per ounce. During this period, Kinross' share of operating costs were $1.2 million higher than planned at $8.4 million. Operating costs were negatively impacted by a reduction in the amount of in process inventory from January 31, 2003. Kinross expects that its share of estimated gold equivalent production for 2003 from the La Coipa mine to be 133,000 ounces at total cash costs of approximately $255 per ounce.

     RECONCILIATION OF THE LA COIPA MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                   $    8.4       $     -
     Site restoration cost accruals                                 (0.1)            -
     Change in bullion inventory                                    (2.4)            -
                                                               --------------------------
     Operating costs for per ounce calculation purposes         $    5.9       $     -
                                                               --------------------------
     Gold equivalent production - ounces                          23,923             -
     Total cash costs per equivalent ounce of gold              $    244       $     -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

There we no capital expenditures at La Coipa during the period of Kinross' ownership in the first quarter of 2003. Kinross estimates its share of capital expenditures to be approximately $0.9 million for 2003.

CRIXAS MINE (50% OWNERSHIP INTEREST) - BRAZIL

Kinross acquired its ownership interest in the Crixas mine, located in the State of Goias, Brazil upon completion of the combination with TVX on January 31, 2003. Crixas is an underground mine capable of mining and milling 2,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 15,604 ounces, at total cash costs of $101 per ounce. During this period, Kinross' share of operating costs were $0.7 million higher than planned at $2.5 million. Operating costs were negatively impacted by a reduction in the amount of in process inventory from January 31, 2003. Kinross expects that its share of estimated gold equivalent production for 2003 from the Crixas mine to be 85,000 ounces at total cash costs of approximately $125 per ounce.

     RECONCILIATION OF THE CRIXAS MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                    $    2.5      $     -
     Site restoration cost accruals                                  (0.1)           -
     Change in bullion inventory                                     (0.8)           -
                                                               --------------------------
     Operating costs for per ounce calculation purposes          $    1.6      $     -
                                                               --------------------------
     Gold equivalent production - ounces                           15,604            -
     Total cash costs per equivalent ounce of gold               $    101      $     -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Crixas mine in the first quarter of 2003 was $0.1 million. Kinross estimates its share of capital expenditures to be approximately $2.2 million for 2003. These capital expenditures will be primarily incurred on underground development.

MUSSELWHITE JOINT VENTURE (31.93% OWNERSHIP INTEREST) - CANADA

Kinross acquired its ownership interest in the Musselwhite mine, located in northwestern Ontario, Canada upon completion of the combination with TVX on January 31, 2003. Musselwhite is an underground mine capable of mining and milling 3,650 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 9,475 ounces at total cash costs of $319 per ounce. During this period Kinross' share of operating costs were on plan at $2.8 million. During the two months of Kinross' ownership, the grade of ore processed was 10% lower than planned that resulting in lower production and higher unit total cash costs per ounce. As a result of the production shortfall experienced during the first quarter, current higher than planned energy and fuel costs, Kinross' share of forecasted production has been reduced to 58,000 ounces at total cash costs of $250 per ounce. Management is currently reviewing all aspects of the operation in order to improve productivity and reduce costs.

     RECONCILIATION OF THE MUSSELWHITE MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                   2003         2002
                                                               --------------------------
     Operating costs per financial statements                    $     2.8     $    -
     Site restoration cost accruals                                   (0.1)         -
     Change in bullion inventory                                       0.3          -
                                                               --------------------------
     Operating costs for per ounce calculation purposes          $     3.0     $    -
                                                               --------------------------
     Gold equivalent production - ounces                             9,475          -
     Total cash costs per equivalent ounce of gold               $     319     $    -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Musselwhite mine in the first quarter of 2003 was $0.2 million. Kinross estimates its share of capital expenditures to be approximately $2.9 million for 2003. These capital expenditures will be primarily incurred on underground development and additions to the underground fleet.

NEW BRITANNIA JOINT VENTURE (50% OWNERSHIP INTEREST) - CANADA

Kinross acquired its ownership interest in the New Britannia mine, located in Snow Lake, Manitoba, Canada upon completion of the combination with TVX on January 31, 2003. New Britannia is an underground mine capable of mining and milling 2,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 7,460 ounces at total cash costs of $272 per ounce. During this period, Kinross' share of operating costs were nominally over plan at $2.2 million. During the two months of Kinross' ownership, the grade of ore processed was 17% higher than planned which compensated for 17% lower than planned tonnes processed. Kinross expects that its share of estimated gold equivalent production for 2003 from the New Britannia mine to be 42,000 ounces at total cash costs of approximately $255 per ounce.


     RECONCILIATION OF THE NEW BRITANNIA MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE
     AMOUNTS)
                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                    2003         2002
                                                                ---------------------------
     Operating costs per financial statements                      $    2.2    $       -
     Site restoration cost accruals                                    (0.1)           -
     Change in bullion inventory                                       (0.1)           -
                                                                ---------------------------
     Operating costs for per ounce calculation purposes            $    2.0    $       -
                                                                ---------------------------
     Gold equivalent production - ounces                              7,460            -
     Total cash costs per equivalent ounce of gold                 $    272    $       -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the New Britannia mine in the first quarter of 2003 was $0.2 million. Kinross estimates its share of capital expenditures to be approximately $1.5 million for 2003. These capital expenditures will be primarily incurred on underground development and underground equipment replacements.

LUPIN MINE (100% OWNERSHIP INTEREST) - CANADA

Kinross acquired its ownership interest in the Lupin mine, located in the Nunavut Territory, Canada upon completion of the combination with Echo Bay on January 31, 2003. Lupin is an underground mine capable of mining and processing 2,000 tonnes of ore per day. Kinross' share of gold equivalent production during the two-month period of ownership in 2003 was 18,784 ounces at total cash costs of $411 per ounce. During this period, Kinross' operating costs were $2.6 million over plan at $9.2 million. Operating costs were negatively impacted by a $1.2 million reduction in the amount of in process inventory from January 31, 2003, higher than planned fuel prices, underground ore handling inefficiencies and higher than planned air freight costs. Kinross has reviewed all aspects of the Lupin operation and has developed an action plan that will substantially reduce operating costs and improve productivity. Implementation of this action plan will commence next week. Kinross expects estimated gold equivalent production for 2003 from the Lupin mine to be 110,000 ounces at total cash costs of approximately $320 per ounce.


     RECONCILIATION OF THE LUPIN MINE TOTAL CASH COSTS PER
     EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
     (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        2003         2002
                                                                   ----------------------------
     Operating costs per financial statements                       $        9.2   $     -
     Site restoration cost accruals                                         (0.3)        -
     Change in bullion inventory                                            (1.2)        -
                                                                   ----------------------------
     Operating costs for per ounce calculation purposes             $        7.7   $     -
                                                                   ----------------------------
     Gold equivalent production - ounces                                  18,784         -
     Total cash costs per equivalent ounce of gold                  $        411   $     -

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Lupin mine in the first quarter of 2003 was $0.8 million. Kinross estimates its share of capital expenditures to be approximately $1.9 million for 2003. The additional capital expenditures are necessary in order to raise the tails dam.

ADMINISTRATION

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration expenses totaled $5.8 million in the first quarter of 2003, compared to $2.3 million in 2002. Administrative expenses increased in 2003 due to the completion of the combination. Included in the first quarter's administrative costs were $1.1 million of expenditures associated with transitional issues associated with the business combination that will not be recurring in the remaining quarters.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenditures in the first quarter of 2003 were $6.2 million compared to $2.1 million in 2002. Exploration activities in 2003 primarily focused around existing operating mines and on the Refugio and Kettle River - Emanuel Creek Project. During the first quarter of 2003, Kinross spent $1.4 million on exploration drilling at the Refugio mine and $1.5 million on exploration drifting and underground drilling at the Emanuel Creek Project. At Refugio exploration drilling continues to be successful. The results will form the basis for an updated reserve estimate and study of the restart of operations. At the Emanuel Creek Project underground development is currently underway to provide access to the new Emanuel Creek discovery. Upon completion, infill drilling will be completed to confirm the continuity of the deposit.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $28.2 million in the first quarter of 2003 compared to $21.8 million in 2002. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $84 in the first quarter of 2003, from $94 in 2002. The 2003 decrease per equivalent ounce of gold sold is due to the cost of the newly acquired assets of TVX and Echo Bay and the associated production there from.

INTEREST EXPENSE

Interest expense totaled $1.1 million in the first quarter of 2003, compared to $1.5 million in 2002. Interest expense in 2002 is comprised of $0.1 million relating to the Company's proportionate share of interest on the Kubaka project loans, $0.2 million of interest on the Alaskan industrial revenue bonds and the Fort Knox capital leases, $0.7 million of interest on the debt component of the convertible debentures and $0.1 million on other items. Interest expense decreased due to lower debt balances outstanding. Interest expense will continue to decrease since rates remain low and debt balances continue to decrease as scheduled repayments are made.

INCOME AND MINING TAXES

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Russia, Zimbabwe and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income in Canada, Zimbabwe and the United States. The first quarter 2003 liability arises from income taxes in Russia, Brazil and Chile. The effective tax rate incurred during the first quarter was 40% in Russia, 30% in Chile and 24% in Brazil. For details on the substantial operating losses and other tax deductions available to shelter future taxable income please see Note 16 to the 2002 Audited Consolidated Financial Statements of Kinross.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities in the first quarter of 2003 was $19.0 million compared to $19.9 million in 2002. Cash flow provided from operating activities in 2003 was affected by higher gold equivalent production due to the completion of the business combination with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"), offset by higher total unit cash costs per equivalent ounce of gold produced and the payment of $5.6 million of deal costs accrued in 2002. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

FINANCING ACTIVITIES

During the first quarter of 2003, Kinross issued 0.6 million common shares for net proceeds of $1.8 million pursuant to the employee share incentive plan.

The debt component of convertible debentures was reduced by $1.4 million during the first quarter of 2003 compared to $1.3 million during 2002. Long-term debt repayments were $1.0 million during the first quarter of 2003 compared to $10.5 million during 2002. Long-term debt repayments consisted of scheduled repayments under various capital leases.

Kinross did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company in 2003 or 2002.

Kinross has restricted cash of $10.8 million at March 31, 2003. The remaining restricted cash is associated with cash deposits that were made by TVX and Echo Bay to secure letters of credit for various financial assurance requirements. On February 27, 2003, Kinross entered into a credit facility for $125.0 million with a maturity date of December 31, 2005. The credit facility is secured by Kinross' Fort Knox mine and shares in various wholly owned subsidiaries. The purpose of the credit facility is to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements to which Kinross is subject. Kinross is currently in the process of issuing new letters of credit under this facility to replace all outstanding financial assurance. The Company anticipates all remaining restricted cash will be released during the second quarter.

As at March 31, 2003, Kinross' long-term debt consists of $4.8 million relating to the Kubaka project financing, $25.0 million of Fort Knox industrial revenue bonds and various capital leases, and other debt of $9.8 million. The current portion of the long-term debt is $27.0 million.

INVESTING ACTIVITIES

Capital expenditures increased substantially in the first quarter of 2003 as $12.8 million was spent on capital additions, compared to $3.1 million in 2002. The majority of capital expenditures incurred during the first quarter of 2003 were at the Fort Knox mine. During the quarter, $9.2 million was spent to replace the True North ore haulage fleet and to replace certain mobile mining equipment used at the Fort Knox open pit. Capital expenditures were financed out of cash flow from operating activities.

The business combination between Kinross, TVX and Echo Bay required Kinross to utilize $81.4 million of its cash reserves, net of the cash reserves acquired from TVX and Echo Bay and $4.2 million of cash was utilized for miscellaneous items including $2.5 million of fees (including legal) associated with the new credit facility.

Kinross decreased its restricted cash by $31.8 million during the quarter. This decrease includes the change from Kinross' restricted cash at December 31, 2002 and the change in restricted cash acquired on January 31, 2003 from TVX and Echo Bay. The balance of the restricted cash should be released by June 30, 2003 once all of the new letters of credit have been issued and the remaining cash collateralizing the surety bonds is released.

INVESTMENT IN TVX HELLAS

On January 9, 2003, the Greek Ministry of Development ordered TVX Hellas to suspend mining beneath the village of Stratoniki. The suspension at the Stratoni mine took immediate effect and would be released upon the receipt of new mining permits signed by the five relevant ministries of the Greek Government. Pursuant to the order, operations were suspended and did not re-commence once the revised permits were issued on February 18, 2003 as Kinross attempted to negotiate a settlement and possible exit strategy with the Greek Government.

The Greek Government undertook initiatives to put together a viable long-term structure for the re-opening of the Stratoni mine. Representatives of the participants of the plan will meet in order to set in motion the legal processes for the completion of the new structure.

The new structure includes a major Greek mining enterprise, a group of Greek construction companies and Kinross, as well as local Prefectural and Municipal Authorities.

As part of the overall agreement, and with Kinross' commitment of $10 million for the support of the new plan, Kinross will retain the mineral rights at Skouries, with the prospect of conducting a systematic exploration and evaluation of the deposit.

For the transitional period and until the undertaking of the mines by the new structure, Kinross has pledged to the Greek Government that it will maintain the operation of the water treatment plant for the protection of the environment, thus safeguarding public health and safety in the region. In the meantime, TVX Hellas, in order to protect its interest has filed a petition for suspension of payments.

COMMODITY PRICE RISKS

Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross does not hold these financial instruments for speculative or trading purposes. Kinross is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2003 are as follows:

                     OUNCES                      CALL OPTIONS          AVERAGE
                     HEDGED          AVERAGE         SOLD               STRIKE
     YEAR                             PRICE                             PRICE
--------------------------------------------------------------------------------
     2003            97,500          $ 281            100,000          $ 320
     2004           137,500            277             50,000            340
     2005            37,500            296                  -              -
             ---------------------             -------------------
    Total           272,500                           150,000
             =====================             ===================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at March 31, 2003 was negative $15.3 million. Kinross will continue to deliver into these contracts as they mature and not replace them with new contracts.

OUTLOOK

As at March 31, 2003, Kinross has $122.4 million of unrestricted cash and $10.8 million of restricted cash that should become unrestricted during the second quarter. Kinross is in the process of applying its continuous improvement program to all of the mines it operates with the goal of improving production or reducing spending in both cases with a goal to reduce total cash costs per ounce produced. In addition, Kinross will continue to invest in quality projects that will replace mine production consumed by mining activities. The first quarter was a transitional quarter and now, with the activity associated with the combination behind us, our total management team is focused on improving existing operations and maximizing the benefit of our investment in quality projects. Including the revised production estimates from the Lupin and Musselwhite mines, Kinross' revised production estimates for 2003 is 1.7 million ounces of gold equivalent at total cash costs of approximately $215 to $220 per ounce.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For additional information, e-mail INFO@KINROSS.COM or contact:

Robert M. Buchan            Gordon A. McCreary       Brian W. Penny
President and               Vice President           Vice President Finance
Chief Executive Officer     Corporate Affairs        and Chief Financial Officer
Tel. (416) 365-5650         Tel. (416) 365-5132      Tel. (416) 365-5662

Carl Hansen
Director Investor Relations
Tel.  (416) 365-5673


Kinross will host a conference call at 11:00 am EDT on May 9, 2003 to discuss first quarter results. The audio will be available at WWW.KINROSS.COM and the conference call will be archived at WWW.KINROSS.COM. For participation in Kinross conference call e-mail INFO@KINROSS.COM or call Tracey Thom, Manager Investor Relations, at (416) 365-1362.


KINROSS GOLD CORPORATION                                                          THREE MONTHS ENDED
GOLD PRODUCTION AND COST SUMMARY                                                       MARCH 31
                                                                         --------------------------------------
                                                                              2003                  2002
                                                                         ----------------     -----------------
FORT KNOX
 Tonnes milled/crushed (000's) (1)                                             3,069.4               3,545.4
 Grade (grams per tonne)                                                          1.11                  0.98
 Recovery                                                                          83%                   83%
 Gold equivalent production to dore (2)                                         91,214                93,160
 Per ounce:
       Total cash costs                                                   $        260         $         256
       Depreciation, depletion and amortization                                    105                   118
       Site restoration cost accruals                                                2                     3
                                                                         ----------------     -----------------
       Total production costs                                             $        367         $         377
                                                                         ================     =================

PORCUPINE JOINT VENTURE (3)
 Tonnes milled/crushed (000's) (1)                                               986.7                 122.7
 Grade (grams per tonne)                                                          3.34                 14.80
 Recovery                                                                          92%                   92%
 Gold equivalent production to dore (2)                                         47,580                53,476
 Per ounce:
       Total cash costs                                                   $        257         $         144
       Depreciation, depletion and amortization                                     84                    66
       Site restoration cost accruals                                                6                     7
                                                                         ----------------     -----------------
       Total production costs                                             $        347         $         217
                                                                         ================     =================

KUBAKA (4)
 Tonnes milled/crushed (000's) (1)                                               220.0                 209.0
 Grade (grams per tonne)                                                          6.23                 15.55
 Recovery                                                                          97%                   98%
 Gold equivalent production to dore (2)                                         30,050                56,645
 Per ounce:
       Total cash costs                                                   $        188         $         141
       Depreciation, depletion and amortization                                     98                    83
       Site restoration cost accruals                                                3                     4
                                                                         ----------------     -----------------
       Total production costs                                             $        289         $         228
                                                                         ================     =================

ROUND MOUNTAIN (5) (8)
 Tonnes milled/crushed (000's) (1)                                             9,080.6                     -
 Grade (grams per tonne)                                                          0.65                     -
 Recovery                                                                          66%                     -
 Gold equivalent production to dore (2)                                         64,034                     -
 Per ounce:
       Total cash costs                                                   $        192         $           -
       Depreciation, depletion and amortization                                     96                     -
       Site restoration cost accruals                                                5                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        293         $           -
                                                                         ================     =================

LUPIN (8)
 Tonnes milled/crushed (000's) (1)                                                94.5                     -
 Grade (grams per tonne)                                                          6.06                     -
 Recovery                                                                          93%                     -
 Gold equivalent production to dore (2)                                         18,784                     -
 Per ounce:
       Total cash costs                                                   $        411         $           -
       Depreciation, depletion and amortization                                     48                     -
       Site restoration cost accruals                                               16                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        475         $           -
                                                                         ================     =================

                                                                                                             17

LA COIPA (5) (8)
 Tonnes milled/crushed (000's) (1)                                             1,039.0                     -
 Grade (grams per tonne)                                                          1.09                     -
 Recovery                                                                          87%                     -
 Gold equivalent production to dore (2)                                         23,923                     -
 Per ounce:
       Total cash costs                                                   $        244         $           -
       Depreciation, depletion and amortization                                     46                     -
       Site restoration cost accruals                                                4                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        294         $           -
                                                                         ================     =================

CRIXAS (5) (8)
 Tonnes milled/crushed (000's) (1)                                               123.0                     -
 Grade (grams per tonne)                                                          8.25                     -
 Recovery                                                                          96%                     -
 Gold equivalent production to dore (2)                                         15,604                     -
 Per ounce:
       Total cash costs                                                   $        101         $           -
       Depreciation, depletion and amortization                                    115                     -
       Site restoration cost accruals                                                -                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        216         $           -
                                                                         ================     =================

BRASILIA (6) (8)
 Tonnes milled/crushed (000's) (1)                                             3,101.5                     -
 Grade (grams per tonne)                                                          0.46                     -
 Recovery                                                                          77%                     -
 Gold equivalent production to dore (2)                                         16,958                     -
 Per ounce:
       Total cash costs                                                   $        166         $           -
       Depreciation, depletion and amortization                                     59                     -
       Site restoration cost accruals                                                6                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        231         $           -
                                                                         ================     =================

MUSSELWHITE (7) (8)
 Tonnes milled/crushed (000's) (1)                                               191.7                     -
 Grade (grams per tonne)                                                          5.05                     -
 Recovery                                                                          95%                     -
 Gold equivalent production to dore (2)                                          9,475                     -
 Per ounce:
       Total cash costs                                                   $        319         $           -
       Depreciation, depletion and amortization                                    106                     -
       Site restoration cost accruals                                                -                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        425         $           -
                                                                         ================     =================

NEW BRITANNIA (5) (8)
 Tonnes milled/crushed (000's) (1)                                               102.8                     -
 Grade (grams per tonne)                                                          4.80                     -
 Recovery                                                                          95%                     -
 Gold equivalent production to dore (2)                                          7,460                     -
 Per ounce:
       Total cash costs                                                   $        272         $           -
       Depreciation, depletion and amortization                                     54                     -
       Site restoration cost accruals                                                -                     -
                                                                         ----------------     -----------------
       Total production costs                                             $        326         $           -
                                                                         ================     =================

(1) TONNES MILLED/CRUSHED REPRESENTS 100% OF MINE PRODUCTION.
(2) GOLD EQUIVALENT TO DORE REPRESENTS THE COMPANY'S SHARE.
(3) 100% OF HOYLE POND MINE IN 2002, 49% OF PORCUPINE JOINT VENTURE IN 2003.
(4) 54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, 100% THEREAFTER.
(5) 50% OWNERSHIP INTEREST.
(6) 49% OWNERSHIP INTEREST.
(7) 32% OWNERSHIP INTEREST.
(8) PRODUCTION AND COST DATA IS FOR TWO MONTHS OF FEBRUARY AND MARCH, 2003.

                                                                                                             18


GOLD EQUIVALENT PRODUCTION - OUNCES
                                                                              THREE MONTHS ENDED
                                                                                   MARCH 31
                                                                     --------------------------------------
                                                                           2003                 2002
                                                                     -----------------    -----------------
     PRIMARY OPERATIONS:
       Fort Knox                                                             91,214              93,160
       Porcupine Joint Venture (2)                                           47,580              53,476
       Kubaka (3)                                                            30,050              56,645
       Round Mountain (1) (4)                                                64,034                   -
       Lupin (1)                                                             18,784                   -
       La Coipa (1) (4)                                                      23,923                   -
       Crixas (1) (4)                                                        15,604                   -
       Brasilia (1) (5)                                                      16,958                   -
       Musselwhite (1) (6)                                                    9,475                   -
       New Britannia (1) (4)                                                  7,460                   -
                                                                     -----------------    -----------------

                                                                            325,082             203,281
                                                                     -----------------    -----------------

     OTHER OPERATIONS:
       Refugio (4)                                                                -               6,590
       Blanket                                                                9,079               9,697
       Denton-Rawhide (7)                                                     1,730               3,876
       Andacollo (7)                                                              -               1,858
                                                                     -----------------    -----------------

                                                                             10,809              22,021
                                                                     -----------------    -----------------

Total gold equivalent ounces                                                335,891             225,302
                                                                     =================    =================

CONSOLIDATED PRODUCTION COSTS
($ PER OUNCE OF GOLD EQUIVALENT)
     Cash operating costs                                             $         230        $        191
     Royalties                                                                    8                   6
                                                                     -----------------    -----------------
     Total cash costs                                                           238                 197
     Reclamation                                                                  4                   4
     Depreciation and amortization                                               84                  94
                                                                     -----------------    -----------------
     Total production costs                                           $         326        $        295
                                                                     =================    =================

(1) PRODUCTION DATA IS FOR TWO MONTHS OF FEBRUARY AND MARCH, 2003.
(2) 2003 PRODUCTION REFLECTS THE COMPANY'S 49% OWNERSHIP INTEREST IN THE PORCUPINE JOINT VENTURE. 2002
    PRODUCTION REFLECTS THE COMPANY'S 100% OWNERSHIP INTEREST IN THE HOYLE POND MINE.
(3) REPRESENTS THE COMPANY'S 54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, 100% THEREAFTER.
(4) REPRESENTS THE COMPANY'S 50% OWNERSHIP INTEREST.
(5) REPRESENTS THE COMPANY'S 49% OWNERSHIP INTEREST.
(6) REPRESENTS THE COMPANY'S 32% OWNERSHIP INTEREST.
(7) INCLUDES PROPORTIONATE SHARE OF DENTON-RAWHIDE AND ANDACOLLO PRODUCTION ATTRIBUTABLE TO THE PACIFIC
    RIM (FORMERLY DAYTON) OWNERSHIP INTEREST.

                                                                                                         19


CASH OPERATING COSTS
($ PER OUNCE OF GOLD EQUIVALENT)
                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                     ----------------------------------------
                                                                           2003                  2002
                                                                     -----------------    -------------------
 PRIMARY OPERATIONS:
       Fort Knox                                                      $       258          $         256
       Porcupine Joint Venture                                                257                    143
       Kubaka                                                                 167                    122
       Round Mountain (1)                                                     166                      -
       Lupin (1)                                                              411                      -
       La Coipa (1)                                                           244                      -
       Crixas (1)                                                              94                      -
       Brasilia  (1)                                                          161                      -
       Musselwhite (1)                                                        319                      -
       New Britannia (1)                                                      272                      -
                                                                     -----------------    -------------------
                                                                              228                    189
                                                                     -----------------    -------------------
 OTHER OPERATIONS:
       Refugio                                                                  -                    117
       Blanket                                                                286                    253
       Denton-Rawhide                                                         218                    230
       Andacollo                                                                -                    287
                                                                     -----------------    -------------------
                                                                              275                    211
                                                                     -----------------    -------------------

                                                                      $       230          $         191
                                                                     =================    ===================

TOTAL CASH COSTS
($ PER OUNCE OF GOLD EQUIVALENT)
 PRIMARY OPERATIONS:
       Fort Knox                                                      $       260          $         256
       Porcupine Joint Venture                                                257                    144
       Kubaka                                                                 188                    141
       Round Mountain (1)                                                     192                      -
       Lupin (1)                                                              411                      -
       La Coipa (1)                                                           244                      -
       Crixas (1)                                                             101                      -
       Brasilia  (1)                                                          166                      -
       Musselwhite (1)                                                        319                      -
       New Britannia (1)                                                      272                      -
                                                                     -----------------    -------------------
                                                                              237                    194
                                                                     -----------------    -------------------
 OTHER OPERATIONS:
       Refugio                                                                  -                    133
       Blanket                                                                288                    257
       Denton-Rawhide                                                         221                    233
       Andacollo                                                                -                    295
                                                                     -----------------    -------------------
                                                                              277                    219
                                                                     -----------------    -------------------

                                                                      $       238          $         197
                                                                     =================    ===================

                                                                                                           20


KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
                                                                                  AS AT                  AS AT
                                                                                 MARCH 31             DECEMBER 31
                                                                                   2003                   2002
                                                                             ---------------      -------------------
ASSETS
     Current assets
         Cash and cash equivalents                                            $      122.4         $         170.6
         Restricted cash                                                              10.8                    21.1
         Accounts receivable and other assets                                         39.7                    15.5
         Inventories                                                                  97.3                    38.9
         Marketable securities                                                         2.9                     0.1
                                                                             ---------------      -------------------

                                                                                     273.1                   246.2
     Property, plant and equipment                                                   843.3                   330.0
     Goodwill                                                                        888.6                       -
     Long - term investments                                                          27.5                    11.8
     Future income and mining taxes                                                   13.4                       -
     Deferred charges and other assets                                                31.5                    10.0
                                                                             ---------------      -------------------

                                                                              $    2,077.4         $         598.0
                                                                             ===============      ===================
LIABILITIES
     Current liabilities
         Accounts payable and accrued liabilities                             $      107.3         $          35.5
         Current portion of long - term debt                                          27.0                    23.3
         Current portion of site restoration cost accruals                            18.4                    15.0
                                                                             ---------------      -------------------
                                                                                     152.7                    73.8

     Long-term debt                                                                   12.6                    12.9
     Site restoration cost accruals                                                  101.1                    42.0
     Future income and mining taxes                                                   46.0                     3.3
     Deferred revenue                                                                  3.9                     4.5
     Other long-term liabilities                                                       5.5                     5.5
     Debt component of convertible debentures                                         21.7                    21.7
     Redeemable retractable preferred shares                                           2.6                     2.5
                                                                             ---------------      -------------------

                                                                                     346.1                   166.2
                                                                             ---------------      -------------------


CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                    13.1                    12.9
                                                                             ---------------      -------------------

COMMON SHAREHOLDERS' EQUITY
     Common share capital                                                          1,598.1                 1,058.5
     Contributed surplus                                                              12.9                    12.9
     Equity component of convertible debentures                                      134.5                   132.3
     Deficit                                                                         (13.3)                 (761.4)
     Cumulative translation adjustments                                              (14.0)                  (23.4)
                                                                             ---------------      -------------------

                                                                                   1,718.2                   418.9
                                                                             ---------------      -------------------

                                                                              $    2,077.4         $         598.0
                                                                             ===============      ===================

                                                                                                                   21


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                                         THREE MONTHS ENDED
                                                                                               MARCH 31
                                                                                --------------------------------------
                                                                                      2003                 2002
                                                                                ----------------    ------------------
REVENUE
     Mining revenue                                                              $      117.0        $          68.8
     Interest and other income                                                            1.0                    1.2
     Mark-to-market gain (loss) on call options                                           2.1                   (1.0)
                                                                                ----------------    ------------------
                                                                                        120.1                   69.0
                                                                                ----------------    ------------------
EXPENSES
     Operating                                                                           86.7                   46.8
     General and administrative                                                           5.8                    2.3
     Exploration and business development                                                 6.2                    2.1
     Depreciation, depletion and amortization                                            28.2                   21.8
     Gain on sale of assets                                                              (0.1)                  (0.3)
     Foreign exchange loss                                                                0.7                    0.8
     Interest expense on long-term liabilities                                            1.1                    1.5
                                                                                ----------------    ------------------
                                                                                        128.6                   75.0
                                                                                ----------------    ------------------

                                                                                         (8.5)                  (6.0)

     Share in income of investee companies                                                  -                    0.3
                                                                                ----------------    ------------------

LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
     PREFERRED SHARES OF SUBSIDIARY COMPANY                                              (8.5)                  (5.7)

PROVISION FOR INCOME AND MINING TAXES                                                    (2.5)                  (1.4)
                                                                                ----------------    ------------------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
     PREFERRED SHARES OF SUBSIDIARY COMPANY                                             (11.0)                  (7.1)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          (0.2)                  (0.8)
                                                                                ----------------    ------------------

NET LOSS FOR THE PERIOD                                                          $      (11.2)       $          (7.9)
                                                                                ================    ==================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET LOSS FOR THE PERIOD                                                          $       (11.2)      $          (7.9)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                    (2.1)                 (2.1)
                                                                                ----------------    ------------------

NET LOSS ATTRIBUTABLE TO COMMON SHARES                                           $       (13.3)      $         (10.0)
                                                                                ================    ==================

LOSS PER SHARE
     Basic and diluted                                                           $       (0.05)      $         (0.09)

WEIGHTED AVERAGE NUMBER COMMON SHARES OUTSTANDING                                        253.1                 112.6
TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT MARCH 31                                   314.7                 119.4


                                                                                                                  22


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars) (unaudited)
                                                                                         THREE MONTHS ENDED
                                                                                               MARCH 31
                                                                               ---------------------------------------
                                                                                      2003                 2002
                                                                               -----------------    ------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING:
     Loss for the period before dividends on convertible preferred shares
         of subsidiary company                                                   $       (11.0)      $          (7.1)
     Items not affecting cash:
         Depreciation, depletion and amortization                                         28.2                  21.8
         Future income and mining taxes                                                    0.1                     -
         Deferred revenue realized                                                        (0.6)                 (1.3)
         Site restoration cost accruals                                                    1.4                   0.8
         Other                                                                             1.5                  (0.4)
                                                                                ----------------    ------------------
                                                                                          19.6                  13.8
     Site restoration cash expenditures                                                   (2.1)                 (1.1)
     Changes in non-cash working capital items
         Accounts receivable and other assets                                              6.2                   4.6
         Inventories                                                                      (5.4)                  1.5
         Marketable securities                                                               -                   1.5
         Accounts payable and accrued liabilities                                         (1.6)                 (0.8)
     Effect of exchange rate changes on cash                                               2.3                   0.4
                                                                                ----------------    ------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                              19.0                  19.9
                                                                                ----------------    ------------------
FINANCING:
     Issuance of common shares                                                             1.8                  19.0
     Acquisition of preferred shares of subsidiary company                                   -                 (11.1)
     Reduction of debt component of convertible debentures                                (1.4)                 (1.3)
     Repayment of debt                                                                    (1.0)                (10.5)
                                                                                ----------------    ------------------

CASH FLOW USED IN FINANCING ACTIVITIES                                                    (0.6)                 (3.9)
                                                                                ----------------    ------------------
INVESTING:
     Additions to property, plant and equipment                                          (12.8)                 (3.1)
     Business acquisitions, net of cash acquired                                         (81.4)                    -
     Long-term investments and other assets                                               (4.2)                    -
     Proceeds from the sale of property, plant and equipment                                 -                   0.1
     Decrease (increase) in restricted cash                                               31.8                  (4.0)
                                                                                ----------------    ------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                                   (66.6)                 (7.0)
                                                                                ----------------    ------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                         (48.2)                  9.0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           170.6                  81.0
                                                                                ----------------    ------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $       122.4       $          90.0
                                                                                ================    ==================

                                                                                                                   23


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars) (unaudited)

                                                                                                CUMULATIVE
                                       COMMON     CONTRIBUTED     CONVERTIBLE                   TRANSLATION
                                       SHARES       SURPLUS       DEBENTURES       DEFICIT      ADJUSTMENTS       TOTAL
                                    ------------  ------------   -------------   -----------   -------------   -----------
BALANCE, DECEMBER 31, 2002              1,058.5    $    12.9      $     132.3    $   (761.4)    $     (23.4)    $   418.9

Reduction of stated capital              (761.4)           -                -         761.4               -             -

Issuance of common shares               1,301.0            -                -             -               -       1,301.0

Increase in equity component of
      convertible debentures                  -            -              2.2          (2.1)              -           0.1

Net loss for the period                       -            -                -         (11.2)              -         (11.2)

Cumulative translation adjustments            -            -                -             -             9.4           9.4
                                    ------------  ------------   -------------   -----------   -------------   -----------

BALANCE, MARCH 31, 2003              $  1,598.1    $    12.9      $     134.5    $    (13.3)    $     (14.0)   $  1,718.2
                                    ============  ============   =============   ===========   =============   ===========


                                                                                                                      24

KINROSS GOLD CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS OF U.S. DOLLARS,
EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2002.

2.   NEW PRONOUNCEMENTS

     In 2003, the Accounting Standards Board of CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.

     Kinross has guaranteed a land lease for 20 acres on which the E-Crete facility is built. The agreements expire in March 2023 and may be extended for four additional five-year periods. Maximum exposure is $1 million.

3.   FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first three months of 2003, the mark-to-market adjustments decreased the liability by $2.1 million.

4.   STOCK OPTIONS

     The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

     Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $13.5 million (2002 - $10.1 million) and pro forma EPS would have remained at loss of $0.05 per share for the three month period ended March 31, 2003 (2002 - $0.03). The fair value of the options granted during the three month period ended March 31, 2003 is estimated to be $0.2 million (2002 - $0.1 million). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months period ended March 31, 2003: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 2.8% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its proforma earnings per share for the period.

5.   SEGMENTED INFORMATION

     The Company operates six gold mines and has a significant interest in five joint ventures. In addition the Company has a 90% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

AS AT MARCH 31, 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2003:

                                                                                       DEPRECIATION,  SEGMENT
                                    OWNERSHIP   MINING   OPERATING  INTEREST INTEREST  DEPLETION AND  PROFIT   SEGMENT    CAPITAL
                          LOCATION   INTEREST  REVENUE     COSTS    REVENUE   EXPENSE  AMORTIZATION   (LOSS)    ASSETS  EXPENDITURES
                          ----------------------------------------------------------------------------------------------------------
OPERATED BY KINROSS                                                                                              (a)
  Fort Knox                Alaska        100% $  33.2     $  23.8   $    -   $   0.2   $     10.0     $ (1.2) $  263.0   $  9.2
  Kubaka                   Russia       98.1%    11.5         5.7        -         -          3.1        2.5      78.6      0.1
  Round Mountain           Nevada         50%    21.3        14.1        -         -          6.1        0.9     122.7      0.3
  Lupin                    Nunavut       100%     7.5         9.2        -         -          0.9       (2.9)     30.9      0.8
  New Britannia            Manitoba       50%     2.4         2.2        -         -          0.4       (0.5)     21.9      0.2

JOINT VENTURE PARTICIPANT
  La Coipa                 Chile          50%    10.6         8.4        -         -          1.1        1.3      56.9        -
  Crixas                   Brazil         50%     5.6         2.5      0.1         -          1.8        1.4      64.1      0.1
  Brasilia                 Brazil         49%     5.8         3.7      0.1         -          1.0        0.9     133.8      0.4
  Musselwhite              Ontario        32%     2.9         2.8        -         -          1.0       (1.2)     74.5      0.2
  Porcupine Joint Venture  Ontario        49%    18.2        13.8        -         -          4.4       (0.3)     84.8      1.4

OTHER
  E - Crete                Arizona        90%       -         0.5        -       0.1          0.1       (0.8)      8.2        -
  Corporate and other (b)                        (2.0)          -      0.6       0.8         (1.7)      (8.7)  1,137.9      0.1

TOTAL                                         $ 117.0     $  86.7   $  0.8   $   1.1   $     28.2     $ (8.6) $2,077.4   $ 12.8

AS AT MARCH 31, 2002 AND FOR THE THREE MONTHS ENDED MARCH 31, 2002:

OPERATED BY KINROSS
  Fort Knox                Alaska        100% $  33.0     $  27.9   $    -   $   0.6   $     12.4     $ (7.9) $  309.1   $  1.0
  Kubaka                   Russia       54.7%    15.2         7.0        -       0.1          4.7        3.5      66.2      0.1
  Hoyle Pond               Ontario       100%    17.5         9.0        -         -          4.7        3.3      85.4      1.7

OTHER
  E - Crete                Arizona        90%       -         0.8        -       0.1          0.4       (1.2)      8.3      0.2
  Corporate and other (b)                         3.1         2.1      0.4       0.7         (0.4)      (4.0)     72.0      0.1

                                              $  68.8     $  46.8   $  0.4   $   1.5   $     21.8     $ (6.3) $  541.0   $  3.1

(a) includes $91.1 million (2002 - $75.8 million) in cash and cash equivalents held at the Corporate level.
(b) includes Corporate and other non core mining operations.

                                                                                                                             26

RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE PERIOD:

                                                                               THREE MONTHS ENDED
                                                                                   MARCH 31
                                                                          ----------------------------
                                                                              2003           2002
                                                                          -------------  -------------
Segment loss                                                               $       0.1    $     (2.3)
Add (deduct) items not included in segment (loss) profit:
  Corporate and other                                                             (8.7)         (4.0)
                                                                          -------------  -------------

                                                                                  (8.6)         (6.3)
Gain on sale of assets                                                             0.1           0.3
Share in loss of investee companies                                                  -           0.3
Provision for income taxes                                                        (2.5)         (1.4)
Dividends on convertible preferrred shares of subsidiary company                  (0.2)         (0.8)
                                                                          -------------  -------------

Net loss for the period                                                    $     (11.2)   $     (7.9)
                                                                          =============  =============

ENTERPRISE WIDE DISCLOSURE:
GEOGRAPHIC INFORMATION:

                                                MINING REVENUE                MINERAL PROPERTIES
                                        -------------------------------       PLANT AND EQUIPMENT
                                              THREE MONTHS ENDED          ----------------------------
                                                   MARCH 31                     AS AT MARCH 31
                                        -------------------------------   ----------------------------
                                            2003             2002             2003           2002
                                        --------------   --------------   -------------  -------------
United States                            $     54.5       $     33.3       $    360.7     $    255.9
Russia                                         11.5             15.2             22.4           26.2
Chile                                          10.6              2.2             48.1              -
Brazil                                         11.4                -            169.7              -
Other                                             -                -              5.2            5.1
                                        --------------   --------------   -------------  -------------
Total foreign                                  88.0             50.7            606.1          287.2
Canada                                         29.0             18.1            237.9           86.9
                                        --------------   --------------   -------------  -------------
Total                                    $    117.0       $     68.8       $    844.0     $    374.1
                                        ==============   ==============   =============  =============

6.   (LOSS) EARNINGS PER SHARE

     (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the three-month period was $6.89 (2002 - $3.02).


                                                                                              2003           2002
                                                                                              ----           ----
Weighted average number of common shares outstanding at March 31st                          253,096           112,566

Add: Options, warrants and participating securities as if issued, exercised and outstanding at January 1st
    Options                                                                                   1,504             1,146
    Restricted shares                                                                           500                13
    Convertible debentures (a)                                                                4,884             4,884
    Redeemable retractable preferred shares (b)                                               1,058             1,058
    Convertible preferred shares of subsidiary company (c)                                      360               391
                                                                                      --------------     -------------
Weighted average number of common shares used for diluted earnings per share.               258,402           120,058
                                                                                      ==============     =============

        (a) Convertible debentures - $133.3 million (Cdn. $195.8 million) principal issued and outstanding
        (b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding
        (c) Convertible preferred shares of subsidiary company - 223,528 shares issued and outstanding to non-affiliated shareholders as at March 31, 2003.

7.   BUSINESS ACQUISITIONS

     (A) On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account.

     On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a combination with Echo Bay Mines Ltd. ("Echo Bay") and TVX Gold Inc. ("TVX"). The combination was carried out as a plan of arrangement whereby each holder of TVX common shares received 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares described above. The Company issued 177.8 million common shares to the shareholders of Echo Bay (other than itself) and TVX with an aggregate fair value of $1,269.8 million with respect to these acquisitions.

     In a separate transaction, TVX acquired Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for an aggregate purchase of $180.0 million. The purchase price was satisfied using TVX's available cash of $85.5 million and cash advanced by the Company to TVX of $94.5 million.

     Upon completion of the arrangement and TVX's purchase of Newmont's interest in the TVX Newmont JV, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont JV. TVX holds interests in various operating mines around the world, including, those held through its 50% controlling interest in the TVX Newmont JV. The underlying operating mines in the TVX Newmont JV are located in Canada, Brazil, and Chile. The production from the TVX Newmont JV in 2002 was 473,602 ounces of gold equivalent.

     Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

     The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of CDN GAAP and Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay identifiable assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the acquisition. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

     The goodwill resulting from the preliminary purchase price allocation is $888.6 million. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists and expects to make that determination annually, or more frequently as circumstances dictate, in accordance with CDN and U.S. GAAP.

     The fair values of the assets and liabilities of Echo Bay and TVX and the preliminary allocation of the purchase consideration are as follows:

                                                                                       IN MILLIONS EXCEPT SHARE PRICE
                                                                                                 AND NUMBER OF SHARES

                                                                                          ECHO BAY           TVX
                                                                                       ---------------  --------------
Calculation of preliminary allocation of purchase price:

Common shares of the Company issued to the Echo Bay and TVX shareholders                  93,820,424       93,930,887

The average closing market price of the Company's shares over the four trading
      days from June 6 through June 11, 2002                                           $        7.14    $        7.14
                                                                                       ---------------  --------------

Fair value of the Company's common stock issued                                                669.9            670.7

Plus - fair value of warrants and options to be assumed by the Company (100% vested)            22.5              6.8
Plus - direct acquisition costs incurred by the Company                                          6.1              6.1
Less - the Company's previous 10.6% ownership interest in Echo Bay                             (63.8)               -
                                                                                       ---------------  --------------

Total purchase price                                                                           634.7            683.6

Plus - fair value of liabilities assumed by the Company

     Accounts payable and accrued liabilities                                                   21.8             38.1
     Current portion of site restoration cost accruals                                           2.5              1.1
     Long-term debt (including current portion)                                                    -              2.1
     Site restoration cost accruals                                                             42.4             12.9
     Future income tax liabilities                                                               1.0             42.0
     Other long-term liabilities                                                                   -              8.1
     Liability with respect to TVX Newmont JV assets acquired                                      -             94.5

Less - fair value of assets acquired by the Company

     Cash                                                                                      (16.4)           (27.8)
     Short-term investments                                                                     (1.9)            (0.5)
     Accounts receivable and other assets                                                       (2.8)           (20.4)
     Inventories                                                                               (19.9)           (20.7)
     Prepaid expense and other                                                                  (2.7)            (2.5)
     Properties, plant and equipment                                                          (169.6)          (337.8)
     Restricted cash                                                                           (10.1)           (11.3)
     Future income tax assets                                                                      -            (13.8)
     Other non-current assets                                                                  (24.9)           (13.1)
                                                                                       ---------------  --------------

Residual purchase price allocated to non-amortizable goodwill                          $       454.1    $       434.5
                                                                                       ===============  ==============


(B) On December 3, 2002 the Company entered into purchase agreements with four of the five Russian shareholders
(holding, in aggregate 44.17% of the share of Omolon Gold Mining Corporation ("Omolon"). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including legal fees for said shares. As at March 31, 2003 the Company owns 98.1% of Omolon.

                                                                                                                   29

     The fair value of the assets and liabilities of the recently acquired 45.3% interest in Omolon and the allocation of the purchase consideration are as follows:

                                                                IN MILLIONS
                                                                EXCEPT SHARE
                                                                 PRICE AND
                                                                 NUMBER OF
                                                                   SHARES
                                                            -------------------
Fair value of assets acquired by the Company:
 Cash                                                        $           26.1
 Accounts receivable                                                      2.9
 Inventories                                                             12.3
 Property, plant and equipment                                           13.8
 Other non-current assets                                                 1.9


Less - fair value of liabilities assumed by the Company
 Accounts payable and accrued liabilities                                (5.7)
 Current portion of site restoration cost accruals                       (0.2)
 Long-term debt (including current portion)                              (2.2)
 Site restoration obligations                                            (3.2)
 Non-controlling interest                                                (1.0)
                                                            -------------------

Total cash consideration                                     $           44.7
                                                            ===================

Financed by:
 Cash (including cash acquired - $26.1 million)              $           44.7
                                                            ===================

8.   LEGAL PROCEEDINGS

     In addition to the legal proceedings described in the consolidated financial statements for the year ended December 31, 2002, Kinross is involved in the following legal proceedings as a result of the business combination with Echo Bay and TVX.

     LITIGATION IN BRAZIL

     In September 2001, Rio Tinto Brasil Ltda., ("Rio Tinto Brasil"), a subsidiary of Rio Tinto PLC, purported to terminate the shareholders agreement relating to Rio Paracatu Mineracao S.A., the operating corporation which holds the Brasilia mine. Rio Tinto Brasil also caused Rio Paracatu to call a meeting of its shareholders to amend its Articles of Association. The proposed amendments would permit Rio Tinto Brasil to have sole decision-making authority over Rio Paracatu through its 51.0% interest. Rio Tinto Brasil alleged that the transaction resulting in the formation of TVX Newmont Americas joint venture (formerly, TVX Normandy Americas joint venture) in June 1999 and the resignation of the former Chairman and Chief Executive officer of TVX in April 2001 had triggered rights of first refusal under the shareholders agreement in favour of Rio Tinto Brasil and as such rights were not made available to Rio Tinto Brasil, it was permitted to terminate the shareholders agreement.

     The TVX Newmont Americas joint venture disagrees with Rio Tinto Brasil's interpretation of the shareholders agreement and was successful in obtaining an injunction against Rio Paracatu from holding the proposed shareholders meeting. Following the granting of the injunction, in November 2001, the TVX Newmont Americas joint venture commenced a claim in Brazil against Rio Tinto Brasil and Rio Paracatu to declare that the shareholders agreement continues to be valid. Rio Tinto Brasil and the TVX Newmont Americas joint venture have each filed pleadings with respect to this action. In October 2002, Rio Tinto Brasil again caused Rio Paracatu to call a meeting of its shareholders and TVX Newmont Americas was successful in obtaining another injunction. Subsequently, Rio Tinto Brasil and TVX Newmont Americas agreed to freeze litigation activities until the end of January, 2003, which date coincided with the termination date specified in the combination agreement among Kinross, TVX and Echo Bay. The freeze date for litigation was extended to April 22, 2003. On April 28, 2003, a TVX subsidiary received notification from Rio Tinto Brasil stating that they preserve their right to litigate in respect of the alleged breach of the shareholders agreement and alleging that the combination of Kinross, TVX and Echo Bay breached the shareholders agreement as well.

     In the event that Rio Tinto Brasil is successful in having the court rule that its termination of the shareholders agreement was valid, TVX would not be able to exercise joint control of Rio Paracatu under the terms of the agreement. In the event of such outcome, TVX will evaluate other legal remedies with respect to the management of Rio Paracatu. If TVX is not able to retain joint control of Rio Paracatu, management of Rio Paracatu and operation of the Brasilia Mine would be subject to the discretion of Rio Tinto Brasil. Further upon a loss of joint control, TVX would no longer proportionately consolidate its interest in Rio Paracatu and would account for its interest using the equity method under CDN and U.S. GAAP. The termination of the shareholders agreement would not effect TVX's current ownership in Rio Paracatu.

     LITIGATION IN GREECE

     On March 1, 2002, the Counseil d'Etat, the Greek Supreme Court, issued its judgment which annulled the purportedly valid permits issued by the Greek Government to TVX Hellas with respect to the Olympias project. The Counseil d'Etat ruling effectively prohibits development of the Olympias project. As a result of the judgment, the Company wrote off the carrying value of Olympias in 2001.

     On February 15, 2002, a new mining permit, allowing for the continuation of mining beneath the village of Stratoniki was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new mine permit annulled. This action was heard on June 7, 2002. On December 9, 2002, the Conseil D'Etat released its decision on the challenge to the Stratoni mining permits. The Company was informed that the court ruled that TVX Hellas is not required to submit a new environment impact study to support the relevant mine permits. The court also ruled, however, that the Greek Government had improperly issued the new mining permits because the Ministry of Development had not obtained a joint ministerial decision signed by five relevant ministries prior to issuing the permits.

     On January 9, 2003, the Greek Ministry of Development ordered TVX Hellas to suspend mining beneath the village of Stratoniki. The suspension at the Stratoni mine took immediate effect and would be released upon the receipt of new mining permits signed by the five relevant ministries of the Greek Government. Pursuant to the order, operations were suspended and did not re-commence once the revised permits were issued on February 18, 2003 as Kinross attempted to negotiate a settlement and possible exit strategy with the Greek Government.

     The Greek Government undertook initiatives to put together a viable long-term structure for the re-opening of the Stratoni mine.
     Representatives of the participants of the plan will meet in order to set in motion the legal processes for the completion of the new structure.

     The new structure includes a major Greek mining enterprise, a group of Greek construction companies and Kinross, as well as local Prefectural and Municipal Authorities.

     As part of the overall agreement, and with Kinross' commitment of $10 million for the support of the new plan, Kinross will retain the mineral rights at Skouries, with the prospect of conducting a systematic exploration and evaluation of the deposit.

     For the transitional period and until the undertaking of the mines by the new structure, Kinross has pledged to the Greek Government that it will maintain the operation of the water treatment plant for the protection of the environment, thus safeguarding public health and safety in the region. In the meantime, TVX Hellas, in order to protect its interest has filed a petition for suspension of payments.

     THE HELLENIC GOLD PROPERTIES LITIGATION

     The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998 relating to TVX's interest in the Hellenic Gold Mining assets in Greece.

     The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold Assets TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

     Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc., the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines.

     On July 28, 1999 TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic Gold Properties beyond the interest which had been awarded to the Alpha Group. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Properties up to the date of exercise.

     The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgment released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. The result is that TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic Gold Properties upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues.

     TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic Gold Properties awarded to Alpha Group in the trial judgment. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2004.

     SUMMA

     In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation, (together, the "Subsidiaries"), indirect subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate [royalties] in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither Echo Bay, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

     HANDY AND HARMAN

     On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by the Echo Bay for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Echo Bay has filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.2 million at the time the shipments were made. Echo Bay has fully provided for this amount as unrecoverable. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two of Echo Bay's subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Echo Bay's subsidiaries approximate $9.0 million. The ultimate amount recoverable or payable will depend on the success or failure of the liquidating trustee in prosecuting these claims. The ultimate percentage payout by the liquidating trustee will also be affected by the success or failure of the trustee in prosecuting preferential payment claims against all creditors. The trustee currently projects the ultimate distribution of funds to be 50% to 60% of amounts owed to creditors.

     Based on this range, the maximum liability to Echo Bay would be $3.4 million assuming a 50% payout to creditors and no success in defending any of the preferential payment claims while the maximum amount recoverable would be $1.3 million assuming a 60% payout to creditors and success in defending itself against all of the preferential payment claims. Echo Bay intends to oppose the preferential payment claims vigorously. The outcome of these proceedings is uncertain at this time. As such, Echo Bay has not made any provision with respect to the preferential payment claims.

     OTHER

     Kinross is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

[LOGO]
KINROSS
  GOLD CORPORATION
--------------------------------------------------------------------------------



                   KINROSS ANNOUNCES LUPIN MINE RESTRUCTURING



TORONTO, ONTARIO, MAY 12, 2003...KINROSS GOLD CORPORATION ("KINROSS") confirmed today the implementation of a restructuring plan for its Lupin mine in Nunavut with a goal to reducing costs and optimizing production. Effective today, 75 positions were eliminated throughout the operation. Changes to mill operating schedules and shift rotations and the sale of aircraft and hangar facilities will accompany the reduction of staff. The Company is moving quickly to implement these changes following the mine's disappointing first quarter results. Restructuring and optimization efforts are estimated to generate annualized savings of between US$8 and US$10 million.












--------------------------------------------------------------------------------
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For  further information, e-mail info@kinross.com or contact:

  Robert M. Buchan           Gordon A. McCreary      Carl B. Hansen
  President and              Vice President          Director Investor Relations
  Chief Executive Officer    Corporate Affairs
  Tel. (416) 365-5650        Tel. (416) 365-5132     Tel: (416) 365-5673



     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2

                  Telephone (416) 365-5123   Fax (416) 363-6622